EXHIBIT 4.5.4 – AGREEMENT TO CONVERT CONVERTIBLE SUBORDINATED NOTE TO SHARES OF THE COMPANY’S COMMON STOCK RAY WASHBURNE AND RICHARD S. NEELY (CHARTER PRIVATE EQUITY, L.P.

Charter

HOLDINGS

December 23, 2003

Mr. Jason K. Wadzinski

President/CEO

Advant-e Corporation

2680 Indian Ripple Road

Dayton, OFJ 45440

Mr. Wadzinski,

This letter is to inform you of our request to convert $25,000 of the Convertible Subordinated Note dated July 9, 2002 that we hold into common stock of Advant-e Corporation.

Based on the conversion price of $1.10 per share, we are expecting to be issued 22,727 shares of Advant-e Common Stock as per the Note Purchase Agreement dated July 9, 2002. The tax statements should reflect Charter Private Equity as the owner. We will reflect the basis on to the individuals.

Please issue the shares to these individuals who are the economic partners (90% & 10%) of Charter Private Equity:

Ray W. Washburne     20,454 shares

Richard S. Neely         2,273 shares

The address for both individuals is:

1845 Woodall Rodgers Freeway, Suite 1700

Dallas, TX 75201-2288

As of January 5, 2004 when the note is due, there will be $681 of accrued interest that we would like paid in cash to Charter Private Equity. We will forward to you the original Convertible Subordinated Note as per the terms of the Note Purchase Agreement.

Sincerely,

Charter Private Equity, LB

By: Charter Private Equity, GP Inc.

By: Ray W. Washburn, its President

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